October 7, 2019

Thomas Gad
Founder, Chairman, President and Head of Business Development
Y-mAbs Therapeutics, Inc.
230 Park Avenue
Suite 3350
New York, NY 10169

       Re: Y-mAbs Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed October 1, 2019
           File No. 333-234034

Dear Mr. Gad:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Dwight A. Kinsey, Esq.